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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 17864

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2006 (MM/DD/YY) AND ENDING December 31, 2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Valley Forge Asset Management Corp.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

120 S. Warner Road
(No. and Street)

King of Prussia (City) PA (State) 19406 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael F. Swallow 610-687-6800
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

One South Market Square (Address) Harrisburg (City) PA (State) 17101 (Zip Code)

PROCESSED
MAR 2 3 2007
THOMSON
FINANCIAL

SEC MAIL RECEIVED
FEB 2 8 2007
WASH, D.C. 185

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Michael F. Swallow, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Valley Forge Asset Management Corp., as of December 31, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer

Title

Notary Public

COMMONWEALTH OF PENNSYLVANIA

Notarial Seal
Nicole Zito, Notary Public
Upper Merion Twp., Montgomery County
My Commission Expires July 27, 2009

Member, Pennsylvania Association of Notaries

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Valley Forge Asset Management Corp.
(A wholly owned subsidiary of Susquehanna Bancshares, Inc.)
Index
December 31, 2006 and 2005

Page(s)



PricewaterhouseCoopers LLP
1800 Tysons Boulevard
McLean, VA 22102-4261
Telephone (703) 918 3000
Facsimile (703) 918 3100

Report of Independent Auditors

To the Board of Directors and Stockholder of
Valley Forge Asset Management Corp.

In our opinion, the accompanying consolidated statements of financial condition and the related statements of income, changes in shareholder's equity, changes in subordinated borrowings, and cash flows present fairly, in all material respects, the financial position of the Valley Forge Asset Management Corp. (a wholly owned subsidiary of Susquehanna Bancshares, Inc.) (the "Company") at December 31, 2006 and 2005, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

The Company is a wholly-owned subsidiary of Susquehanna Bancshares, Inc. As disclosed in the Notes to the financial statements, the Company has transactions and relationships with affiliated companies. The financial position of the Company is not indicative of that which would have been had the Company operated independently.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplemental schedules is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

February 27, 2007

Valley Forge Asset Management Corp.
(A wholly owned subsidiary of Susquehanna Bancshares, Inc.)
Consolidated Statements of Financial Condition
December 31, 2006 and 2005

	2006	2005
Assets		
Cash and cash equivalents	$ 1,026,985	$ 928,952
Restricted cash	54,888	52,717
Total cash and cash equivalents	1,081,873	981,669
Commissions receivable	138,065	185,571
Investment advisory fees receivable	3,833,396	3,812,060
Income tax receivable	-	244,875
Marketable securities, at market value	5,907,255	4,477,250
Prepaid expenses and other assets	1,157,394	1,040,457
Furniture and equipment, at cost, less accumulated depreciation of $377,943 and $314,181, respectively	206,875	196,263
Goodwill	17,892,314	16,806,020
Customer intangible, net of accumulated amortization of $352,878 and $199,722, respectively	1,577,422	2,019,262
Total assets	$ 31,794,594	$ 29,763,427
Liabilities and Shareholder's Equity		
Liabilities		
Accounts payable, accrued expenses, and other liabilities	$ 1,346,608	$ 1,367,631
Investment advisory fees payable	1,065,000	1,049,000
Income tax payable	575,375	-
Deferred tax liability, net	1,986,930	2,193,644
Subordinated borrowings from Parent	15,000,000	15,000,000
Total liabilities	19,973,913	19,610,275
Commitments and contingencies (Note 9)		
Shareholder's equity		
Common stock, $.01 par value, 100 shares authorized and 100 issued and outstanding	1	1
Additional paid-in capital	8,382,564	7,184,519
Retained earnings	3,438,116	2,968,632
Total shareholder's equity	11,820,681	10,153,152
Total liabilities and shareholder's equity	$ 31,794,594	$ 29,763,427

The accompanying notes are an integral part of these financial statements.

Valley Forge Asset Management Corp.

(A wholly owned subsidiary of Susquehanna Bancshares, Inc.)

Consolidated Statements of Income
Years Ended December 31, 2006 and 2005

	2006	2005
Revenues		
Investment advisory fees, net	$ 14,288,751	$ 13,938,437
Commissions	3,537,146	2,892,096
Principal trades	35,168	25,832
Interest and dividends	275,213	142,609
Other income	1,430,878	1,661,838
Total income from operations	19,567,156	18,660,812
Expenses		
Employee compensation and benefits	6,116,461	5,983,977
Commissions	222,064	51,354
Regulatory fees and expenses	77,989	125,405
Consulting and professional expenses	4,766,851	4,635,697
Communications and data processing expenses	307,779	341,828
Occupancy expenses	464,405	419,554
Interest expense	1,500,000	1,500,000
Other expenses	1,427,047	1,094,704
Total operating expenses	14,882,596	14,152,519
Income before provision for income taxes	4,684,560	4,508,293
Provision for income taxes	1,915,076	1,863,812
Net income	$ 2,769,484	$ 2,644,481

The accompanying notes are an integral part of these financial statements.

Valley Forge Asset Management Corp.
(A wholly owned subsidiary of Susquehanna Bancshares, Inc.)
Consolidated Statements of Changes in Shareholder's Equity
Years Ended December 31, 2006 and 2005

	Common Stock		Additional		
	Shares Outstanding	Amount	Paid-in Capital	Retained Earnings	Total
Balance as of December 31, 2004	100	$ 1	$ 3,768,703	$ 1,824,151	$ 5,592,855
Net income	-	-	-	2,644,481	2,644,481
Contribution from Parent of Brandywine Benefits, LLC	-	-	3,250,000	-	3,250,000
Contribution from Parent related to tax sharing agreement	-	-	165,816	-	165,816
Cash dividends	-	-	-	(1,500,000)	(1,500,000)
Balance as of December 31, 2005	100	1	7,184,519	2,968,632	10,153,152
Net income	-	-	-	2,769,484	2,769,484
Contribution from Parent of Brandywine Benefits, LLC	-	-	827,545	-	827,545
Contribution from Parent related to tax sharing agreement	-	-	370,500	-	370,500
Cash dividends	-	-	-	(2,300,000)	(2,300,000)
Balance as of December 31, 2006	100	$ 1	$ 8,382,564	$ 3,438,116	$ 11,820,681

The accompanying notes are an integral part of these financial statements.

Valley Forge Asset Management Corp.
(A wholly owned subsidiary of Susquehanna Bancshares, Inc.)
Consolidated Statements of Changes in Subordinated Borrowings
Years Ended December 31, 2006 and 2005

Subordinated borrowings at December 31, 2004	$ 15,000,000
Additional subordinated borrowings during the year	-
Subordinated borrowings at December 31, 2005	15,000,000
Additional subordinated borrowings during the year	-
Subordinated borrowings at December 31, 2006	$ 15,000,000

The accompanying notes are an integral part of these financial statements.

Valley Forge Asset Management Corp.
(A wholly owned subsidiary of Susquehanna Bancshares, Inc.)
Consolidated Statements of Cash Flows
Years Ended December 31, 2006 and 2005

	2006	2005
Cash flows from operating activities		
Net income	$ 2,769,484	$ 2,644,481
Adjustments to reconcile net income to cash provided by operating activities		
Depreciation and amortization	522,153	231,578
Deferred income taxes	(206,714)	285,470
(Increase) decrease in operating assets		
Commissions receivable	47,506	(45,922)
Advisory fees receivable	(5,336)	(586,401)
Marketable securities	(1,430,005)	(243,645)
Prepaid expenses and other assets	(133,488)	(223,987)
Increase (decrease) in operating liabilities		
Accounts payable, accrued expenses and other liabilities	(21,023)	(593,797)
Income tax liability	1,190,750	268,904
Net cash provided by operating activities	2,733,327	1,736,681
Cash flows from investing activities		
Purchases of furniture and equipment	(74,374)	(79,426)
Sale of customer intangibles	-	194,911
Payment of earn out provision	(258,749)	(184,675)
Net cash used in investing activities	(333,123)	(69,190)
Cash flows from financing activities		
Cash assumed from transfer of subsidiaries	-	10
Cash dividends paid to parent	(2,300,000)	(1,500,000)
Net cash used in financing activities	(2,300,000)	(1,499,990)
Increase in cash and cash equivalents	100,204	167,501
Cash		
Cash and cash equivalents at January 1	981,669	814,168
Cash and cash equivalents at December 31	$ 1,081,873	$ 981,669
Supplemental disclosure of cash flow information		
Cash paid during the period for		
Income taxes	$ 891,412	$ 1,589,096
Interest expense	$ 1,500,000	$ 1,500,000
Supplemental schedule of noncash investing activities		
Contribution from Parent for additional payment of goodwill	$ 827,545	$ -
Contribution of subsidiary from Parent	$ -	$ 3,250,000
Contribution of tax benefits from Parent	$ 370,500	$ 165,816

The accompanying notes are an integral part of these financial statements.

1. The Company

Valley Forge Asset Management Corp. (the "Company") was incorporated on October 10, 1973. The Company is a broker-dealer and investment advisor registered with the Securities and Exchange Commission ("SEC"), and is a member of the National Association of Securities Dealers ("NASD"). The Company clears all transactions through an unaffiliated broker-dealer on a fully disclosed basis. In 2000, Susquehanna Bancshares, Inc. (the "Parent"), a bank holding company headquartered in Lititz, Pennsylvania, acquired the company.

On June 10, 2004, the Parent acquired Patriot Bank Corp., a financial services firm headquartered in Pottstown, Pennsylvania. The transaction included Patriot Advisors, Inc. and Tyler Wealth Counselors, which were wholly owned subsidiaries of Patriot Bank Corporation. On June 10 and August 31, 2004, Parent transferred Tyler Wealth Management and Patriot Advisors, respectively, to the Company as subsidiaries. Patriot Advisors merged into Company on January 1, 2005. Tyler Wealth Counselors is an investment advisor registered with the SEC and Patriot Advisors was also registered with the SEC until its merger with Company in January 2005.

On February 1, 2005, Parent acquired Brandywine Benefits Corporation, which specialized in consulting and administration of retirement benefit plans. Parent transferred Brandywine to the Company as a subsidiary effective February 1, 2005.

2. Summary of Significant Accounting Policies

Method of Accounting

The accompanying financial statements have been prepared on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America. Under this basis, revenues are recognized in the year in which they are earned and become measurable, and expenses are recognized in the year they are incurred. The Company's revenues consist primarily of individual and institutional advisory fees and commissions on customer trades. Advisory fees are recognized as income when earned under the accrual basis of accounting. Securities transactions and commissions revenue and related expenses are recorded on a trade date basis.

Cash and Cash Equivalents

Cash and cash equivalents are defined as cash and short-term investments having an original maturity of three months or less.

Restricted Cash

Restricted cash is cash that is restricted under the Company's agreement with its clearing broker dealer.

Marketable Securities

The Company's marketable securities are classified as "trading securities." Trading securities, consisting of equity securities and short-term commercial paper, are stated at fair value. Realized and unrealized gains and losses are included in income. The cost of securities sold is determined using the specific identification method and realized gains or losses are reflected in income.

Furniture and Equipment
Office and computer equipment are recorded at cost. Depreciation is provided on an accelerated method. When items of furniture and equipment are sold or retired, the related cost and accumulated depreciation are removed from the accounts and any gain or loss is included in income. Depreciable lives of the items included at December 31, 2006 and 2005 are as follows:

Computer equipment	five years
Office equipment	seven years

Depreciation expense in the amounts of $63,762 and $62,258 was incurred for the years ended December 31, 2006 and 2005, respectively.

Investment Advisory Fees Receivable
Advisory fees receivable includes fees receivable on both individual and institutional customers. Advisory fee revenue is recognized for the period in which it is earned and is typically based on assets under management.

Goodwill and Intangible Assets
The Company follows FAS No. 141, *Business Combinations*, and FAS No. 142, *Goodwill and Other Intangible Assets*. Net assets of companies acquired in purchase transactions are recorded at their fair value at the date of acquisition. Intangible assets acquired in acquisitions are identified and amortized on a straight-line basis over their useful lives.

Fair Value of Financial Instruments
Financial instruments are reported in the financial statements either at fair value or amounts which approximate fair value, with the exception of the Company's subordinated note with its Parent, which had a fair value of $18,510,600 and $18,816,249 at December 31, 2006 and 2005, respectively.

Income Taxes
The Company is included in the consolidated federal income tax return for the Parent. The Company's method of accounting for income taxes conforms with Statement of Financial Accounting Standards Statement No. 109, *Accounting for Income Taxes*. This Statement utilizes the liability method and deferred taxes are determined based on the estimated future tax effects of differences between the financial statement and tax bases of assets and liabilities given the provisions of the enacted tax laws.

Accounting Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements, as well as the reported amount of revenues and expenses during the reported period. Actual results could differ from those estimates.

Concentration of Credit Risk
Financial instruments which subject the Company to concentrations of credit risk consist primarily of cash and accounts receivable. The Company deposits its cash with its principal bank, which is a high-credit quality institution. The Company has not required collateral for its accounts receivable.

Combination with Brandywine Benefits Corporation

On February 1, 2005, Parent acquired Brandywine Benefits Corporation ("Brandywine"), a financial planning, consulting and administration firm specializing in retirement benefit plans for small to medium sized business.

The Parent transferred Brandywine into the Company as a subsidiary effective February 1, 2005 resulting in a contribution of additional paid in capital of $3,250,000 from the Parent to the Company comprised of the following:

Cash received	$ 10
Security deposit	57
Furniture and equipment	22,587
Customer intangibles	1,326,000
Goodwill	1,901,346
	$ 3,250,000

Brandywine contributed $470,201 in net income to the Company for the year ended December 31, 2006.

3. Marketable Securities Owned

At December 31, 2006 and 2005, the Company's marketable trading securities were recorded at their fair value of $5,907,255 and $4,477,250, respectively. These securities had a cost basis of $5,925,702 and $4,488,895, respectively, and were comprised primarily of commercial paper.

4. Intangibles

Goodwill in the amount of $9,414,786 was recorded as a result of the purchase of the Company by the Parent in 2000. An additional $6,000,000 was recorded as goodwill in 2001 as a result of an earnings-based contingent earn-out paid by the Company pursuant to the acquisition agreement.

In July 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 142 ("SFAS 142"), *Goodwill and Other Intangible Assets*. SFAS 142 addresses financial accounting and reporting for intangible assets and goodwill. The Statement requires that goodwill and intangible assets having indefinite useful lives not be amortized, but rather be tested at least annually for impairment. Accordingly, the Company ceased to amortize goodwill upon adoption of SFAS 142 on January 1, 2002 after amortizing $694,787 prior to adoption. The Company has tested goodwill for impairment pursuant to this new pronouncement and did not note impairment.

On June 10 and August 31, 2004, the Parent transferred Tyler Wealth Counselors and Patriot Advisors, respectively, to the Company. The transfer included customer list of $425,145 and $659,850, respectively, that is being amortized straight line over 15 years. On April 6, 2005, additional goodwill in the amount of $184,675 was recognized in connection with the payout of a customer retention provision of the agreement of Patriot Bank Corp. to purchase Retirement Plan Services, renamed Patriot Advisors. On August 19, 2005, Company sold a portion of the customer list of Tyler Wealth Counselors for $194,911 with final payment due on or before December 30, 2007. The balance as of December 31, 2006 is $76,500.

On February 1, 2005, the Parent transferred Brandywine Benefits Corporation to the Company. The transfer included goodwill of $1,901,346 and a customer intangible asset valued at $1,326,000 being amortized on a straight line basis over 15 years. An additional amount of $1,086,294 was recorded as goodwill in 2006 as a result of earnings based contingent earn out amounts paid in the amount of $258,749 and $827,545 transferred to an escrow account for distribution in 2007.

During 2006, the company determined that impairment indicators existed related to the Tyler Wealth Counselors intangible customer list as a result of client asset and corresponding revenue declines at Tyler. In accordance with the provisions of Statement No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets* ("Statement No. 144") an intangible asset that is subject to amortization is tested for impairment whenever events or changes in circumstances indicate that its carrying amount may not be recoverable.

Based on an independent valuation of these assets, the company recorded a $288,684 loss included in other expense to write down these assets to estimated fair value, which was based upon the income approach valuation. The income approach employs a present value analysis, which calculates the expected after tax cash flow benefits of the net revenues generated by the acquired customers over the expected life of the acquired customers, at a discounted rate of return on investment. The value assigned to the customer list represents the future economic benefit from acquiring the customers (net of operating expenses).

Goodwill at January 1, 2005	$	14,720,000
Additional goodwill related to payout of customer retention provision		184,675
Goodwill acquired through transfer of Brandywine to the Company		1,901,345
Goodwill at December 31, 2005		16,806,020
Additional goodwill related to the earnings based contingent earn out		1,086,294
Goodwill at December 31, 2006	$	17,892,314

The Company recognized an expense of $153,156 and $155,959, respectively, for the years ended December 31, 2006 and 2005, in connection with the amortization of customer related intangibles.

Balance, net of accumulated amortization December 31, 2004	$	2,367,232
Purchase of intangible associated with B.B.C.		2,900
Amortization		(155,959)
Sale of customer intangible related to Tyler Wealth Counselors		(194,911)
Balance, net of accumulated amortization December 31, 2005		2,019,262
Amortization		(153,156)
Impairment of customer intangible related to Tyler Wealth Counselors		(288,684)
Balance, net of accumulated amortization December 31, 2006	$	1,577,422

Aggregate amortization expense for the year ended December 31	
2006	$ 153,156
Estimated amortization expense for the year ended December 31	
2007	$ 125,061
2008	$ 125,061
2009	$ 125,061
2010	$ 125,061
2011	$ 125,061

5. Subordinated Borrowings

In March 2001, the Company borrowed $15,000,000 under a subordinated note agreement with the Parent. The borrowing was approved by the NASD and bears interest at a rate of 10% per annum. On May 15, 2003, the note was extended to May 31, 2013. The subordinated note is available in computing net capital under the SEC's uniform net capital rule (SEC Rule 15c3-1). To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

6. Income Taxes

The components of the provision for income taxes for the years ended December 31, 2006 and 2005 are as follows:

	2006	2005
Current		
Federal	$ 1,645,894	$ 730,461
State	475,896	499,918
Total current	2,121,790	1,230,379
Deferred		
Federal	(168,791)	585,842
State	(37,923)	47,591
Total deferred	(206,714)	633,433
Total provision for income taxes	$ 1,915,076	$ 1,863,812

The differences between income tax expenses at statutory U.S. federal income tax rates and the Company's effective income tax rates are as follows:

	2006	2005
Tax on pre-tax income at statutory Federal rate	$ 1,639,596	$ 1,577,903
State tax provision	271,409	355,881
Reduction in tax reserve	-	(96,290)
Other	4,071	26,318
	$ 1,915,076	$ 1,863,812

The components of the net deferred tax asset (liability) as of December 31 were as follows:

	2006	2005
Deferred tax assets		
Federal alternative minimum tax credit carryover	$ 71,052	$ 50,288
Post-retirement benefits	41,352	27,197
Customer list amortization	113,795	-
Other assets	16,253	6,713
Total deferred tax assets	242,452	84,198
Deferred tax liabilities		
Deferred compensation	1,703,724	1,866,339
Goodwill amortization	121,892	47,238
Prepaid pension expense	403,766	364,265
Total deferred tax liabilities	2,229,382	2,277,842
Net deferred tax liability	$ 1,986,930	$ 2,193,644

The Company files a consolidated federal tax return with the Parent and the Parent's subsidiaries. The Company determines its current and deferred income tax expense or benefit on a separate company basis. In accordance with the tax sharing agreement, the Parent will reimburse the related entities for any tax benefits recorded on a separate company basis when utilized on the consolidated return, and the related entities will reimburse the Parent for any tax expense recorded on a separate company basis. As of December 31, 2006, the amount of tax-related balances due to the Parent was $599,967. As of December 31, 2005, the amount of any tax-related balances due to or from the Parent was $0. In conjunction with the tax sharing arrangement, the Parent contributed $370,500 and $165,816 in additional paid-in capital in 2006 and 2005, respectively.

7. Benefits Plan

The Parent maintains a 401(k) savings plan which allows the Company employees to invest a percentage of their earnings, matched up to a certain amount specified by the Parent. Contributions to the Parent's savings plan, which are included in salaries and benefits expense, amounted to $108,941 and $90,264 for the years ended December 31, 2006 and 2005, respectively.

Employees of the Company are covered under the Parent's noncontributory pension plan. Retirees of the Company are covered under the Parent's life insurance and medical benefits plan. For the years ending December 31, 2006 and 2005, respectively, the Company contributed $130,108 and $303,000 to the Parent's pension plan. For the years ending December 31, 2006 and 2005, respectively, the Company had expenses of $34,545 and $20,514 for other benefits.

8. Lease Commitments

The Company's headquarters is leased from Warner Road Associates which was partially owned by the previous majority shareholder of the Company. Additional office space is also leased from independent third parties. Minimum future lease payments under which the Company is obligated are as follows:

	Third Party Commitments	Related Party Commitments	Total Lease Commitments
2007	$ 400,498	$ 139,422	$ 539,920
2008	400,879	139,212	540,091
2009	407,565	39,442	447,007
2010	270,228	15,393	285,621
2011 and beyond	155,738	2,338	158,076
	$ 1,634,908	$ 335,807	$ 1,970,715

Rent expense paid to related parties for office space and equipment was $119,465 and $32,152, respectively, for the year ended December 31, 2006 and $116,617 and $90,354, respectively, for the year ended December 31, 2005. Total rent expense for office space and equipment was $424,188 and $42,450, respectively, for the year ended December 31, 2006 and $386,050 and $96,753, respectively, for the year ended December 31, 2005.

9. Related Party Transactions

See Note 4 for information on the subordinated borrowings with the Parent. Total interest expense from related party borrowings amounted to $1,500,000 for each of the years ended December 31, 2006 and 2005. See Note 7 for information on related party lease agreements.

The Company's employees are eligible to participate in a deferred income plan offered by the Parent. The expense associated with this plan is included as a component of employee compensation and benefits expense on the consolidated statements of income.

Additionally, the Company maintains noninterest bearing deposit accounts with Susquehanna Patriot Bank, an affiliate of the Parent. These deposits amounted to $276,498 and $622,539 at December 31, 2006 and 2005, respectively.

10. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2006, the Company had net capital of $2,158,901, which exceeded the minimum net capital requirement by $1,908,901. The Company's ratio of aggregate indebtedness to net capital was 1.36 to 1 at December 31, 2006.

11. Commitments and Contingencies

In the normal course of business, the Company's customer activities involve the execution and settlement of various customer securities transactions. The Company uses a clearing broker to execute certain customer transactions. Such transactions may expose the Company and the clearing broker-dealer to significant off-balance sheet risk in the event margin requirements are not sufficient to fully cover losses which customers may incur.

12. Subsequent Event

On February 3, 2007, the Company reached a Comprehensive Agreement with the former principals of Brandywine Benefits Corporation in which the principals will no longer have any affiliation with the Company. Pursuant to the original Purchase Agreement dated February 1, 2005 and confirmed in the Comprehensive Agreement, additional payments of $2 million will be made to the principals in annual installments through 2010. The terms of the original Purchase Agreement did not require the former principals to be employed to receive the additional payments. Accordingly, the additional payments will be accounted for as goodwill by the Company. During 2006, the Company recognized $827,545 in goodwill in conjunction with the first installment required under the original Purchase Agreement.

Valley Forge Asset Management Corp.
(A wholly owned subsidiary of Susquehanna Bancshares, Inc.)
Computation of Net Capital and Aggregate Indebtedness
Pursuant to SEC Rule 15c3-1
December 31, 2006

Schedule I

Net capital and allowable subordinated borrowings	
Total stockholder's equity	$ 11,820,681
Allowable subordinated borrowings	15,000,000
Total capital and allowable subordinated borrowings	26,820,681
Less nonallowable assets	
Unsecured receivables	2,680,658
Deposits	55,288
Accounts receivable - misc.	4,298
Prepaid expenses	994,382
Furniture and equipment, net	160,917
Investment in subsidiaries	5,239,655
Goodwill, net	14,904,673
Customer intangible	345,922
Fidelity bond deductible provision	270,000
Total deductions and other charges	24,655,793
Net capital before hair-cut on securities	2,164,888
Less hair-cuts on securities owned	
Prime cash series (2%)	1,043
Firm investment account (.125%)	4,944
Total haircuts	5,987
Net capital	2,158,901
Net capital requirement	
Greater of 6.667% of aggregate indebtedness or $250,000	250,000
Excess net capital	$ 1,908,901
Aggregate indebtedness	
Accounts payable, accrued expenses, and other liabilities	$ 1,871,830
Investment advisory fees payable	1,065,000
Total aggregate indebtedness	$ 2,936,830
Ratio of aggregate indebtedness to net capital	1.36

Valley Forge Asset Management Corp.

(A wholly owned subsidiary of Susquehanna Bancshares, Inc.)

Computation for Reserve Requirements and Information Relating to Possession or Control Requirements Pursuant to SEC Rule 15c3-3

December 31, 2006 and 2005 **Schedule II**

The Company does not perform custodial functions relating to customer securities. Accordingly, the Company claims exemption from SEC Rule 15c3-3 under subparagraph (k)(2)(ii) as of December 31, 2006 and 2005.



PricewaterhouseCoopers LLP
1800 Tysons Boulevard
McLean, VA 22102-4261
Telephone (703) 918 3000
Facsimile (703) 918 3100

Report of Independent Auditors on
Accompanying Consolidating Information

To the Board of Directors and Stockholder of
Valley Forge Asset Management Corp.

The report on our audit of the consolidated financial statements of Valley Forge Asset Management Corporation (a wholly owned subsidiary of Susquehanna Bancshares, Inc.) as of December 31, 2006 and 2005 and for the years then ended appears on page 1 of this document. That audit was conducted for the purpose of forming an opinion on the consolidated financial statements taken as a whole. The consolidating information is presented for purposes of additional analysis of the consolidated financial statements rather than to present the financial position, results of operations and cash flows of the individual companies. Accordingly, we do not express an opinion on the financial position, results of operations and cash flows of the individual companies. However, the consolidating information has been subjected to the auditing procedures applied in the audit of the consolidated financial statements and, in our opinion, is fairly stated in all material respects in relation to the consolidated financial statements taken as a whole.

PricewaterhouseCoopers LLP

February 27, 2007

Valley Forge Asset Management Corp.
(A wholly owned subsidiary of Susquehanna Bancshares, Inc.)
Consolidating Statement of Financial Condition
December 31, 2006

Schedule III

	VFAM	Brandywine Benefits	Tyler Wealth Counselors	Eliminations	Consolidated VFAM
Assets					
Cash and cash equivalents	$ 724,219	$ 110,265	$ 192,501	$ -	$ 1,026,985
Restricted cash	54,888	-	-	-	54,888
Commissions receivable	138,065	-	-	-	138,065
Advisory fees receivable	3,689,591	121,842	111,842	(89,879)	3,833,396
Income tax receivable	-	16,092	85,637	(101,729)	-
Marketable securities, at market value	5,444,108	463,147	-	-	5,907,255
Prepaid expenses and other assets	1,002,817	81,953	72,624	-	1,157,394
Furniture and equipment, at cost, less accumulated depreciation of $377,944	152,481	36,641	17,753	-	206,875
Deferred tax asset	-	-	96,140	(96,140)	-
Investment in subsidiaries	5,239,655	-	-	(5,239,655)	-
Goodwill	14,904,673	2,987,641	-	-	17,892,314
Customer intangible, net of accumulated amortization of $441,839	345,922	1,156,567	74,933	-	1,577,422
Total assets	$ 31,696,419	$ 4,974,148	$ 651,430	$ (5,527,403)	$ 31,794,594
Liabilities and Stockholders' Equity					
Liabilities					
Accounts payable, accrued expenses and other liabilities	$ 1,254,849	$ 81,637	$ 100,001	(89,879)	$ 1,346,608
Investment advisory fees payable	1,065,000	-	-	-	1,065,000
Income tax payable	616,981	60,123	-	(101,729)	575,375
Deferred tax liability	1,938,908	144,162	-	(96,140)	1,986,930
Subordinated borrowings from Parent	15,000,000	-	-	-	15,000,000
Total liabilities	19,875,738	285,922	100,001	(287,748)	19,973,913
Stockholders' equity					
Common stock, $.01 and no par value, and 100 and 15,000,000 share authorized, respectively, and 100 and 13,324,640 issued and outstanding, respectively	1	200	-	(200)	1
Additional paid-in capital	8,382,564	4,077,345	1,083,182	(5,160,527)	8,382,564
Retained earnings	3,438,116	610,681	(531,753)	(78,928)	3,438,116
Total stockholders' equity	11,820,681	4,688,226	551,429	(5,239,655)	11,820,681
Total liabilities and stockholders' equity	$ 31,696,419	$ 4,974,148	$ 651,430	$ (5,527,403)	$ 31,794,594

Valley Forge Asset Management Corp.

(A wholly owned subsidiary of Susquehanna Bancshares, Inc.)

Report of Independent Accountants on Internal Control Required by SEC Rule 17a-5

December 31, 2006 and 2005



PricewaterhouseCoopers LLP
1800 Tysons Boulevard
McLean, VA 22102-4261
Telephone (703) 918 3000
Facsimile (703) 918 3100

Report of Independent Auditors on Internal Control Required by SEC Rule 17a-5

To the Board of Directors and Stockholder of
Valley Forge Asset Management Corp.

In planning and performing our audit of the consolidated financial statements and supplemental schedules of Valley Forge Asset Management Corporation (a wholly owned subsidiary of Susquehanna Bancshares, Inc.) (the "Company") as of and for the year ended December 31, 2006, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance in such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11); and

2. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13;

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3;

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that controls may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies; that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first, second, and third paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

END

February 27, 2007